Largo Inc.

Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024 and 2023

(Expressed in thousands / 000's of U.S. dollars)

Largo Inc.

Expressed in thousands / 000's of U.S. dollars

Unaudited Condensed Interim Consolidated Statements of Financial Position

			As at
			June 30,	December 31,
	Notes		2024	2023
Assets
Cash			$35,811	$42,714
Restricted cash			712	712
Amounts receivable	4		16,138	25,598
Inventory	5		47,401	61,565
Assets held for sale	6		6,758	-
Prepaid expenses			6,243	6,534
Total Current Assets			113,063	137,123
Other intangible assets	7		2,676	6,153
Mine properties, plant and equipment	8		187,106	212,176
Vanadium assets			18,459	18,674
Deferred income tax asset	14(b)		15,736	7,495
Total Non-current Assets			223,977	244,498
Total Assets			$337,040	$381,621
Liabilities
Current portion of lease liability	6	$	- $	$600
Liabilities held for sale	6		1,249	-
Accounts payable and accrued liabilities	9		28,212	31,439
Deferred revenue			3,554	3,553
Debt	10		13,477	-
Current portion of provisions			6,694	6,863
Total Current Liabilities			53,186	42,455
Lease liability	6		-	925
Non-current accounts payable and accrued liabilities	9		630	724
Long term debt	10		71,250	75,000
Provisions			5,503	6,718
Total Non-current Liabilities			77,383	83,367
Total Liabilities			130,569	125,822
Equity
Issued capital	11		412,988	412,295
Equity reserves	12		11,002	12,200
Accumulated other comprehensive loss			(120,447)	(98,200)
Deficit			(103,977)	(77,643)
Equity attributable to owners of the Company			199,566	248,652
Non-controlling Interest			6,905	7,147
Total Equity			206,471	255,799
Total Liabilities and Equity			$337,040	$381,621
Commitments and contingencies	8, 17
Subsequent events	21

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2024 and 2023	1
--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Unaudited Condensed Interim Consolidated Statements of Income (Loss)
and Comprehensive Income (Loss)

		Three Months ended		Six Months ended
		June 30,		June 30,
	Notes	2024	2023	2024	2023
Revenues	19	$28,559	$53,110	$70,746	$110,531
Expenses
Operating costs	20	(36,379)	(43,029)	(86,086)	(88,960)
Professional, consulting and management fees		(2,774)	(5,824)	(6,988)	(11,363)
Foreign exchange loss		(4,132)	(817)	(5,043)	(400)
Other general and administrative expenses		(2,673)	(3,333)	(5,280)	(6,606)
Share-based payments	12	(118)	(413)	(408)	929
Finance costs	20	(2,805)	(1,981)	(4,617)	(3,407)
Interest income		870	480	1,176	1,192
Technology start-up costs		(678)	(1,539)	(1,414)	(4,308)
Write-down of vanadium assets		(329)	-	(215)	-
Exploration and evaluation costs		(1,256)	(1,301)	(1,899)	(1,540)
		(50,274)	(57,757)	(110,774)	(114,463)
Net loss before tax		$(21,715)	$(4,647)	$(40,028)	$(3,932)
Income tax recovery (expense)	14(a)	2,890	295	2,868	(38)
Deferred income tax recovery (expense)	14(a)	4,342	(1,614)	9,671	(3,203)
Net loss		$(14,483)	$(5,966)	$(27,489)	$(7,173)
Other comprehensive income (loss)
Items that subsequently will be reclassified to operations:
Unrealized (loss) gain on foreign currency translation		(16,563)	10,223	(22,247)	15,104
Comprehensive income (loss)		$(31,046)	$4,257	$(49,736)	$7,931

Net loss attributable to:
Owners of the Company		$(14,280)	$(5,763)	$(27,247)	$(7,001)
Non-controlling interests		$(203)	$(203)	$(242)	$(172)
		$(14,483)	$(5,966)	$(27,489)	$(7,173)
Comprehensive income (loss) attributable to:
Owners of the Company		$(30,843)	$4,460	$(49,494)	$8,103
Non-controlling interests		$(203)	$(203)	$(242)	$(172)
		$(31,046)	$4,257	$(49,736)	$7,931
Basic loss per Common Share	13	$(0.23)	$(0.09)	$(0.43)	$(0.11)
Diluted loss per Common Share	13	$(0.23)	$(0.09)	$(0.43)	$(0.11)
Weighted Average Number of Shares
Outstanding (in 000's)
- Basic	13	64,080	64,045	64,065	64,025
- Diluted	13	64,080	64,045	64,065	64,025

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2024 and 2023	2
--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares

Unaudited Condensed Interim Consolidated Statements of Changes in Equity

			Attributable to owners of the Company
		Issued	Equity	Accumulated Other		Non-controlling	Shareholders'
	Shares	Capital	Reserves	Comprehensive Loss	Deficit	interest	Equity
Balance at December 31, 2022	64,006	$411,646	$14,138	$(112,165)	$(48,227)	$9,162	$274,554
Share-based payments	-	-	(1,408)	-	479	-	(929)
Exercise of restricted share units	44	678	(678)	-	-	-	-
Expiry of warrants	-	-	(78)	-	78	-	-
Currency translation adjustment	-	-	-	15,104	-	-	15,104
Net loss for the period	-	-	-	-	(7,001)	(172)	(7,173)
Balance at June 30, 2023	64,050	$412,324	$11,974	$(97,061)	$(54,671)	$8,990	$281,556

Balance at December 31, 2023	64,051	$412,295	$12,200	$(98,200)	$(77,643)	$7,147	$255,799
Share-based payments	-	-	39	-	369	-	408
Exercise of restricted share units	60	693	(693)	-	-	-	-
Expiry of stock options	-	-	(544)	-	544	-	-
Currency translation adjustment	-	-	-	(22,247)	-	-	(22,247)
Net loss for the period	-	-	-	-	(27,247)	(242)	(27,489)
Balance at June 30, 2024	64,111	$412,988	$11,002	$(120,447)	$(103,977)	$6,905	$206,471

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2024 and 2023	3
--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000's of U.S. dollars

Unaudited Condensed Interim Consolidated Statements of Cash Flows

		Three Months ended		Six Months ended
		June 30,		June 30,
	Notes	2024	2023	2024	2023
Operating Activities
Net loss for the period		$(14,483)	$(5,966)	$(27,489)	$(7,173)
Depreciation		6,168	7,005	14,892	15,049
Share-based payments	12	118	413	408	(929)
Unrealized foreign exchange loss		4,952	245	5,591	264
Finance costs	20	2,805	1,981	4,617	3,407
Interest income		(870)	(480)	(1,176)	(1,192)
Write-down of property, plant and equipment		119	-	119	-
Write-down of vanadium assets		329	-	215	-
Income tax (recovery) expense	14(a)	(2,890)	(295)	(2,868)	38
Deferred income tax (recovery) expense	14(a)	(4,342)	1,614	(9,671)	3,203
Income tax refund (paid)		2,914	(676)	2,914	(676)
Cash (Used) Provided Before Working Capital Items		(5,180)	3,841	(12,448)	11,991
Change in amounts receivable		(1,921)	10,507	8,307	(2,016)
Change in inventory		1,491	(3,868)	13,491	2,930
Change in prepaid expenses		(1,048)	1,669	(302)	6,081
Changes in accounts payable and provisions		(207)	5,036	(347)	2,584
Change in deferred revenue		741	872	1	1,440
Net Cash (Used in) Provided by Operating
Activities		(6,124)	18,057	8,702	23,010
Financing Activities
Receipt of debt	10	9,727	-	9,727	25,000
Interest paid		(1,740)	(2,092)	(3,260)	(2,092)
Interest received		868	479	1,167	1,191
Lease payments		(147)	(143)	(296)	(286)
Change in restricted cash		5	-	-	(264)
Net Cash Provided by (Used in) Financing
Activities		8,713	(1,756)	7,338	23,549
Investing Activities
Intangible assets		-	(104)	-	(194)
Mine properties, plant and equipment		(11,540)	(12,654)	(21,736)	(27,380)
Purchase of vanadium assets		-	(1,525)	-	(10,115)
Net Cash Used in Investing Activities		(11,540)	(14,283)	(21,736)	(37,689)
Effect of foreign exchange on cash		(894)	387	(1,207)	639
Net Change in Cash		(9,845)	2,405	(6,903)	9,509
Cash position - beginning of the period		45,656	61,575	42,714	54,471
Cash Position - end of the period		$35,811	$63,980	$35,811	$63,980

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2024 and 2023	4
--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

1) Nature of operations and liquidity

Largo Inc. ("the Company") is a producer and supplier of high-quality vanadium products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine located in Brazil. The Company is also focused on the ramp up of its ilmenite concentrate plant and is undertaking a strategic evaluation of its U.S.-based clean energy business, including its vanadium redox flow battery technology ("VRFB"). Refer to note 6. While the Company's Maracás Menchen Mine is producing vanadium products, future changes in market conditions and feasibility estimates could result in the Company's mineral resources not being economically recoverable.

The Company is a corporation governed by the Business Corporations Act (Ontario) and domiciled in Canada whose shares are listed on the Toronto Stock Exchange ("TSX") and on the Nasdaq Stock Market ("Nasdaq"). The head office, principal address and records office of the Company are located at 100 King Street West, Suite 1600, Toronto, Ontario, Canada M5X 1G5.

The Company has experienced declining operating results and cash flows over the course of the last year as a result of declining vanadium prices and increased costs. Since December 31, 2023, vanadium prices have declined by over 10%, which has a significant impact on the Company's forecasts. The Company has implemented changes to address underlying operating issues and has recently announced a number of initiatives at its Maracás Menchen Mine that the Company believes will reduce its operating costs and are required in order to generate positive cash flows from operating activities at current vanadium prices. Based on the information currently available and prevailing market conditions, these measures are expected to result in the Company's Maracás Menchen Mine continuing to operate at normal levels.

The Company has recently secured two short-term working capital debt facilities for up to $8,000 and $2,000 (note 10) and two inventory financing facilities for up to $10,000 each (note 10) and continues to actively pursue additional financing options to increase its liquidity and capital resources. In addition, the Company is committed to finalizing a proposed transaction with Stryten Energy LLC for the Company's clean energy business (note 6). There can be no assurance that the Company will be successful in achieving additional funding on terms acceptable to the Company, or at all, or be able to successfully implement strategic alternatives.

If the Company does not achieve expected vanadium and ilmenite sales volumes and prices or does not continue to operate at expected levels, the Company may have to implement alternative plans to ensure that it will have sufficient liquidity for the twelve-month period ending June 30, 2025 from continuing operations. These alternatives may impact future operating and financial performance.

These unaudited condensed interim consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and can realize its assets and discharge its liabilities in the normal course of business.

2) Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting.

The unaudited condensed interim consolidated financial statements were approved by the Board of Directors of the Company on August 7, 2024.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2024 and 2023	5
--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

3) Basis of preparation, material accounting policies, and future accounting changes

The basis of presentation, and accounting policies and methods of their application in these unaudited condensed interim consolidated financial statements, including comparatives, are consistent with those used in the Company's audited annual consolidated financial statements for the year ended December 31, 2023 and should be read in conjunction with those statements.

These unaudited condensed interim consolidated financial statements are presented in thousands of U.S. dollars, unless otherwise noted. References to the symbol "C$" or "CAD" mean the Canadian dollar, references to the symbol "EUR" mean the Euro and references to the symbol "R$" or "BRL" mean the Brazilian real, the official currency of Brazil.

a) Critical judgements and estimation uncertainties

The preparation of unaudited condensed interim consolidated financial statements requires the Company's management to make judgments, estimates and assumptions about the carrying amount of its assets and liabilities that are not readily apparent from other sources. These estimates and assumptions are disclosed in note 3(d) of the Company's audited annual consolidated financial statements for the year ended December 31, 2023. There have been no significant changes to the areas of estimation and judgment during the three and six months ended June 30, 2024.

b) Material accounting policies

These unaudited condensed interim consolidated financial statements, including comparatives, have been prepared following the same accounting policies and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2023, with the exception of an additional accounting policy as included below.

Amendments to IAS 1, Presentation of Financial Statements, IAS 21, The Effects of Changes in Foreign Exchange Rates and IFRS 16, Leases, became effective on January 1, 2024 with no impact on the Company's unaudited condensed interim consolidated financial statements.

Assets and liabilities held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale if their carrying value will be recovered principally through a sale transaction rather than through continuing use. The criteria for held for sale classification is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset or disposal group and the sale expected to be completed within one year from the date of the classification.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs of disposal ("FVLCD"). If the FVLCD is lower than the carrying amount, an impairment loss is recognized in the consolidated statements of income (loss) and comprehensive income (loss). Non-current assets are not depreciated once classified as held for sale and assets and liabilities classified as held for sale are presented separately as current items in the consolidated statements of financial position.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2024 and 2023	6
--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

4) Amounts receivable

	June 30,	December 31,
	2024	2023
Trade receivables	$11,498	$19,080
Current taxes recoverable - Brazil	4,521	5,348
Current taxes recoverable - Other	83	1,142
Other receivables	36	28
Total	$16,138	$25,598

5) Inventory

	June 30,	December 31,
	2024	2023
Finished products - Vanadium	$34,876	$43,582
Finished products - Ilmenite	1,458	672
Work-in-process	228	1,802
Stockpiles	1,377	1,328
Warehouse materials	9,462	14,181
Total	$47,401	$61,565

During the three and six months ended June 30, 2024, the Company recognized net realizable value write-downs of $7,029 and $11,214 for vanadium finished products (three and six months ended June 30, 2023 - $683 and $683), net realizable value write-downs of $229 and $158 for ilmenite finished products (three and six months ended June 30, 2023 - $nil and $nil) and net realizable value write-downs of $342 and $308 for warehouse materials (three and six months ended June 30, 2023 - $nil and $nil).

6) Assets and liabilities held for sale

On March 12, 2024, the Company and Stryten Energy LLC ("Stryten") (together the "Parties") signed a non- binding letter of intent to establish a new venture, owned equally by each of the Parties, that would combine the Company's Largo Clean Energy ("LCE") business with Stryten's vanadium redox flow battery business. Discussions have advanced significantly during the three months ended June 30, 2024 following extensive due diligence and the Parties are committed to concluding the proposed transaction with LCE contributing certain assets, as set out below.

At June 30, 2024, the Company performed an assessment in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, and concluded that at that date, certain non-current assets and liabilities contained within the clean energy segment (refer to note 16) met the criteria to be classified as held for sale. This includes items of other intangible assets (intellectual property), mine properties, plant and equipment ("MPPE") and the lease liability related to the leased premises. Significant judgment was applied in considering the progress in finalizing the transaction agreements and the items pending resolution. It was concluded that at June 30, 2024, the proposed transaction was considered to be highly probable of being concluded within one year.

As part of this process, items of mine properties, plant and equipment with a net book value of $119 were written off. Upon classification as held for sale, the assets were remeasured to the lower of their carrying amount and FVLCD, with no impairment charges required to be recognized.

The liabilities held for sale balance of $1,249 relates to the total lease liability (current and non-current).

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2024 and 2023	7
--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Intellectual
	Property	MPPE	Total
Assets
Balance at December 31, 2022	$-	$-	$-
Balance at December 31, 2023	$-	$-	$-
Classified as held for sale	2,838	3,920	6,758
Balance at June 30, 2024	2,838	$3,920	$6,758

7) Other intangible assets

At June 30, 2024, the remaining estimated useful life of capitalized software costs was 3.5 years (December 31, 2023 - 4 years).

	Intellectual
	Property	Software	Total
Cost
Balance at December 31, 2022	$4,366	$4,041	$8,407
Additions	-	166	166
Balance at December 31, 2023	$4,366	$4,207	$8,573
Classified as held for sale (note 6)	(4,366)	-	(4,366)
Balance at June 30, 2024	$-	$4,207	$4,207
Accumulated Depreciation
Balance at December 31, 2022	$873	$271	$1,144
Depreciation	437	839	1,276
Balance at December 31, 2023	$1,310	$1,110	$2,420
Depreciation	218	421	639
Classified as held for sale	(1,528)	-	(1,528)
Balance at June 30, 2024	$-	$1,531	$1,531
Net Book Value
At December 31, 2023	$3,056	$3,097	$6,153
At June 30, 2024	$-	$2,676	$2,676

8) Mine properties, plant and equipment

At June 30, 2024 and December 31, 2023, the Company's economic interest in the Maracás Menchen Mine totaled 99.94%. The remaining 0.06% economic interest is held by Companhia Baiana de Pesquisa Mineral ("CBPM") owned by the state of Bahia. CBPM retains a 3% net smelter royalty ("NSR") in the Maracás Menchen Mine. The property is also subject to a royalty of 2% on certain operating costs under the Brazilian Mining Act. Under a separate agreement, a third party receives a 2% NSR in the Maracás Menchen Mine.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2024 and 2023	8
--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Building and			Buildings,
	Computer		Mine	Plant and	Construction
	Equipment	Vehicles	Properties	Equipment	In Progress	Total
Cost
Balance at December 31, 2022	$6,388	$321	$106,455	$180,303	$29,424	$322,891
Additions	175	-	25,501	6,329	21,423	53,428
Credits received	(555)	-	-	-	-	(555)
Disposals	(370)	-	-	(2,326)	-	(2,696)
Reclassifications	-	-	-	41,902	(41,902)	-
Effects of changes in foreign exchange rates	51	25	7,138	13,853	2,826	23,893
Balance at December 31, 2023	$5,689	$346	$139,094	$240,061	$11,771	$396,961
Additions	1	-	7,502	6,035	7,657	21,195
Disposals	(8)	-	-	-	-	(8)
Classified as held for sale	(4,885)	-	-	(3,248)	-	(8,133)
Write-down	(4)	-	-	(180)	-	(184)
Reclassifications	-	-	-	3,457	(3,457)	-
Effects of changes in foreign exchange rates	(69)	(45)	(15,409)	(31,119)	(1,776)	(48,418)
Balance at June 30, 2024	$724	$301	$131,187	$215,006	$14,195	$361,413
Accumulated Depreciation
Balance at December 31, 2022	$1,575	$265	$38,746	$107,068	$-	$147,654
Depreciation	1,324	13	8,473	18,801	-	28,611
Disposals	(370)	-	-	(2,326)	-	(2,696)
Effects of changes in foreign exchange rates	(74)	20	2,515	8,755	-	11,216
Balance at December 31, 2023	$2,455	$298	$49,734	$132,298	$-	$184,785
Depreciation	399	6	7,636	9,201	-	17,242
Disposals	(8)	-	-	-	-	(8)
Classified as held for sale	(2,360)	-	-	(1,853)	-	(4,213)
Write-down	(2)	-	-	(63)	-	(65)
Effects of changes in foreign exchange rates	(41)	(39)	(5,811)	(17,543)	-	(23,434)
Balance at June 30, 2024	$443	$265	$51,559	$122,040	$-	$174,307
Net Book Value
At December 31, 2023	$3,234	$48	$89,360	$107,763	$11,771	$212,176
At June 30, 2024	$281	$36	$79,628	$92,966	$14,195	$187,106

Of the additions noted above, $19,977 related to the Mine Properties segment (year ended December 31, 2023 − $47,519) and $58 related to Largo Clean Energy (year ended December 31, 2023 − $85).

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2024 and 2023	9
--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

9) Accounts payable and accrued liabilities

	June 30,	December 31,
	2024	2023
Accounts payable	$21,964	$25,314
Accrued liabilities	4,482	4,531
Accrued financial costs	1,852	1,543
Other taxes	544	775
Total	$28,842	$32,163

Current	$28,212	$31,439
Non-current	630	724
Total	$28,842	$32,163

10) Debt

	June 30,	December 31,
	2024	2023
Total debt	$84,727	$75,000

		Cash flows
	December 31,			June 30,
	2023	Proceeds	Repayment	2024
Total debt	$75,000	$9,727	$-	$84,727
Total liabilities from financing activities	$75,000	$9,727	$-	$84,727

		Cash flows
	December 31,			December 31,
	2022	Proceeds	Repayment	2023
Total debt	$40,000	$70,000	$(35,000)	$75,000

Credit facilities

In October 2022, the Company secured an additional debt facility of $20,000 with a bank in Brazil. Following an amendment finalized in June 2023, the facility is for three years, with the principal due for repayment at maturity. In addition to a fee of 0.80%, accrued interest at a rate of 8.51% p.a. is to be paid every six months.

In January 2023, and amended in June 2023, the Company secured a three-year debt facility of $10,000, bearing interest at 8.51% p.a. and an initial fee of 0.80%. The principal is due for repayment at maturity, with interest payments due semi-annually.

In September 2023, the Company secured a new $15,000 debt facility with a bank in Brazil and repaid in full an existing $15,000 facility. This new facility is for three years, with four equal principal repayments due semi- annually after a grace period of 540 days. Accrued interest at a rate of 8.75% p.a. is to be paid every six months.

In October 2023, the Company secured a three-year debt facility of $20,000, bearing interest at 8.95% p.a. Interest payments are due quarterly with 50% of the principal to be repaid in October 2025 and 50% to be repaid in October 2026. This new facility was used to repay in full an existing $20,000 facility.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2024 and 2023	10
--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

In December 2023, the Company secured a two-year debt facility of $10,000, with the principal due for repayment at maturity. In addition to a fee of 0.85%, accrued interest at a rate of 10.45% p.a. is to be paid at maturity.

In May 2024, the Company secured a working capital debt facility with a bank in Brazil for a total limit of $8,000. Drawdowns on the facility are repayable in 90 days together with accrued interest at a rate of 8.25% p.a., with renewals subject to approval by the bank. On May 10, 2024, the Company received $7,813 from this facility. In May 2024, a further working capital debt facility with a term of 60 days was secured with another bank in Brazil for a total limit of $2,000 and an interest rate of 8.65% p.a. The Company received $1,914 from this facility in May 2024 and it was repaid in full in July 2024.

On June 25, 2024, the Company signed an inventory financing agreement for up to $10,000. Under the terms of this facility, which has a term of 12 months for the receipt of funds and a further four months for the repayment of amounts received, the Company will use its vanadium finished products inventory to secure drawdowns of up to $10,000 for a maximum period of 100 days. Amounts repaid will include a commission fee of 1%, interest at a rate of the one month U.S. Secured Overnight Financing Rate ("SOFR") plus 3.0% and other direct costs. The Company began drawing down on this facility in July 2024.

On July 5, 2024, the Company signed an additional inventory financing agreement for up to $10,000. Under the terms of this facility, which has a term of 15 months, the Company will use its vanadium finished products inventory to secure drawdowns of up to $10,000 for a maximum period of 90 days. Amounts repaid will include a commission fee of 1%, interest costs and other direct costs. The Company began drawing down on this facility in July 2024.

11) Issued capital

a) Authorized

Unlimited common shares without par value.

b) Issued

	Six months ended		Year ended
	June 30, 2024		December 31, 2023
	Number of		Number of
	Shares	Cost	Shares	Cost
Balance, beginning of the period	64,051	$412,295	64,006	$411,646
Exercise of restricted share units (note 12)	60	693	45	649
Balance, end of the period	64,111	$412,988	64,051	$412,295

12) Equity reserves

During the three and six months ended June 30, 2024, the Company recognized a net share-based payment expense related to the vesting and forfeiture of stock options and RSUs granted to the Company's directors, officers, employees and consultants of $408 (three and six months ended June 30, 2023 - expense recovery of $929). The total share-based payment amount was charged to operations.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2024 and 2023	11
--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	RSUs		Options				Warrants
				Weighted				Weighted
				average				average
				exercise				exercise			Total
	Number	Value	Number		price	Value	Number		price	Value	value
December 31, 2022	200	$1,440	1,008	C$	12.55	$5,899	342	C$	13.00	$6,799	$14,138
Granted[1]	230	891	424		6.60	901	-		-	-	1,792
Exercised	(63)	(649)	-		-	-	-		-	-	(649)
Expired	-	-	(29)		(24.00)	(365)	-		-	-	(365)
Forfeited	(150)	(852)	(513)		(11.26)	(1,786)	(14)		-	(78)	(2,716)
December 31, 2023	217	$830	890	C$	10.08	$4,649	328	C$	13.00	$6,721	$12,200
Granted[1]	-	246	-		-	264	-		-	-	510
Exercised	(82)	(693)	-		-	-	-		-	-	(693)
Expired	-	-	(32)		(30.40)	(544)	-		-	-	(544)
Forfeited	(14)	(56)	(108)		(9.19)	(415)	-		-	-	(471)
June 30, 2024	121	$327	750	C$	9.34	3,954	328	C$	13.00	$6,721	$11,002

1. Value includes amounts relating to all outstanding grants.

a) RSUs

During the year ended December 31, 2023, the Company granted 230 RSUs to officers and employees of the Company. These RSUs vest over time, with one-third vesting during each of the years 2024, 2025 and 2026.

b) Stock options

			Weighted		Weighted		Weighted
			average		average		average
	No.	No.	remaining		exercise		grant date
Range of prices	outstanding	exercisable	life (years)		price		share price
C$ 5.71 - 10.00	566	368	2.9	C$	6.75	C$	6.75
15.01 - 19.52	184	159	2.3		17.31		17.31
	750	527		C$	9.34

The remaining weighted average contractual life of options outstanding at June 30, 2024 was 2.8 years (December 31, 2023 - 3.1 years).

c) Warrants

								Expected	Risk-free
No.	No.	Grant	Expiry		Exercise	Expected	Expected	dividend	Interest
outstanding	exercisable	Date	Date		price	volatility	life (years)	yield	rate
328	328	12/07/20	12/08/25	C$	13.00	88%	5.00	0%	0%
328	328			C$	13.00

13) Earnings (loss) per share

The total number of shares issuable from options, warrants and RSUs that are excluded from the computation of diluted earnings (loss) per share because their effect would be anti-dilutive was 1,199 for the three and six months ended June 30, 2024 (three and six months ended June 30, 2023 - 1,636).

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2024 and 2023	12
--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

14) Taxes

a) Tax recovery (expense)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2024	2023	2024	2023
Income tax recovery (expense)	$2,890	$295	$2,868	$(38)
Deferred income tax recovery (expense)	4,342	(1,614)	9,671	(3,203)
Total	$7,232	$(1,319)	$12,539	$(3,241)

b) Changes in deferred tax assets and liabilities

	June 30,	December 31,
	2024	2023
Deferred income tax asset	$15,736	$7,495
Net deferred income tax asset	$15,736	$7,495

	Six months
	ended	Year ended
	June 30,	December 31,
	2024	2023
Net deferred income tax asset, beginning of the period	$7,495	$4,596
Deferred income tax recovery	9,671	2,786
Effect of foreign exchange	(1,430)	113
Net deferred income tax asset, end of the period	$15,736	$7,495

15) Related party transactions

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. Their remuneration was as follows:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2024	2023	2024	2023
Short-term benefits	$1,209	$370	$1,740	$1,460
Share-based payments	60	151	192	280
Total	$1,269	$521	$1,932	$1,740

Refer to note 17 for additional commitments with management.

16) Segmented disclosure

The Company has six operating segments: sales & trading, mine properties, corporate, exploration and evaluation properties ("E&E properties") (included as part of inter-segment transactions & other), clean energy and Largo Physical Vanadium. Corporate includes the corporate team that provides administrative, technical, financial and other support to all of the Company's business units, as well as being part of the Company's sales structure.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2024 and 2023	13
--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

						Inter-
					Largo	segment
	Sales &	Mine		Clean	Physical	transactions
	trading	properties	Corporate	Energy	Vanadium	& other		Total
Three months ended June 30, 2024
Revenues	$22,975	$27,511	$23,474	$-	$-	$(45,401)		$28,559

Operating costs	(22,551)	(33,264)	(22,780)	-	-	42,216		(36,379)
Professional, consulting and management fees	(136)	(476)	(1,392)	(609)	(161)	-		(2,774)
Foreign exchange loss	(30)	(4,065)	(9)	(5)	(23)	-		(4,132)
Other general and administrative expenses	(138)	(787)	(599)	(918)	(45)	(186	) [1]	(2,673)
Share-based payments	-	-	(118)	-	-	-		(118)
Finance costs	(13)	(2,624)	(95)	(13)	(22)	(38	) [1]	(2,805)
Interest income	2	593	269	-	6	-		870
Technology start-up costs	-	-	-	(678)	-	-	[1]	(678)
Write down of vanadium assets	-	-	-	-	(329)	-		(329)
Exploration and evaluation costs	-	(1,253)	-	-	-	(3) [2]		(1,256)
	(22,866)	(41,876)	(24,724)	(2,223)	(574)	41,989		(50,274)
Net income (loss) before tax	109	(14,365)	(1,250)	(2,223)	(574)	(3,412)		(21,715)
Income tax recovery (expense)	(24)	2,914	-	-	-	-		2,890
Deferred income tax recovery (expense)	-	4,531	(189)	-	-	-		4,342
Net income (loss)	$85	$(6,920)	$(1,439)	$(2,223)	$(574)	$(3,412)		$(14,483)
Revenues (after inter-segment eliminations)	$22,975	$5,199	$385	$-	$-	$-		$28,559
At June 30, 2024
Total non-current assets	$9	$177,813	$19,801	$1,769	$19,293	$5,292		$223,977
Total assets	$41,364	$255,769	$52,140	$10,459	$20,611	$(43,303)[3]		$337,040
Total liabilities	$14,553	$121,041	$37,622	$4,885	$481	$(48,013)[4]		$130,569

1. Amounts relating to Largo Titânio Ltda. and Largo Tech Ltda., which are not part of an operating segment.

2. Amount relating to E&E properties.

3. Inter-segment transaction elimination of $48,626 partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total assets of $5,321 and E&E properties total assets of $2.

4. Inter-segment transaction elimination of $48,217 partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total liabilities of $204 and E&E properties total liabilities of $0.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2024 and 2023	14
--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

						Inter-
					Largo	segment
	Sales &	Mine		Clean	Physical	transactions
	trading	properties	Corporate	Energy	Vanadium	& other		Total
Three months ended June 30, 2023
Revenues	$43,810	$43,940	$35,737	$-	$-	$(70,377)		$53,110

Operating costs	(50,806)	(36,952)	(34,492)	-	-	79,221		(43,029)
Professional, consulting and management fees	(456)	(624)	(1,997)	(2,444)	(303)	-	[1]	(5,824)
Foreign exchange gain (loss)	9	(453)	(381)	(13)	21	-		(817)
Other general and administrative expenses	(452)	(545)	(880)	(1,253)	(29)	(174)[1]		(3,333)
Share-based payments	-	-	(413)	-	-	-		(413)
Finance costs	(10)	(1,662)	(3)	(18)	(286)	(2)[1]		(1,981)
Interest income	1	141	338	-	-	-		480
Technology start-up costs	-	-	-	(1,539)	-	-	[1]	(1,539)
Exploration and evaluation costs	-	(625)	-	-	-	(676	) [2]	(1,301)
	(51,714)	(40,720)	(37,828)	(5,267)	(597)	78,369		(57,757)
Net income (loss) before tax	(7,904)	3,220	(2,091)	(5,267)	(597)	7,992		(4,647)
Income tax recovery	228	67	-	-	-	-		295
Deferred income tax (expense) recovery	237	(1,675)	(176)	-	-	-		(1,614)
Net income (loss)	$(7,439)	$1,612	$(2,267)	$(5,267)	$(597)	$7,992		$(5,966)
Revenues (after inter-segment eliminations)	$43,721	$8,974	$415	$-	$-	$-		$53,110
At December 31, 2023
Total non-current assets	$696	$189,651	$20,903	$8,895	$19,508	$4,845		$244,498
Total assets	$55,443	$291,410	$77,683	$13,203	$21,221	$(77,339)[3]		$381,621
Total liabilities	$33,513	$115,072	$56,347	$5,689	$383	$(85,182)[4]		$125,822

1. Amounts relating to Largo Titânio Ltda. and Largo Tech Ltda., which are not part of an operating segment.

2. Amount relating to E&E properties.

3. Inter-segment transaction elimination of $(82,231) partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total assets of $4,890 and E&E properties total assets of $2.

4. Inter-segment transaction elimination of $(85,301) partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total liabilities of $119.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2024 and 2023	15
--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

						Inter-
					Largo	segment
	Sales &	Mine		Clean	Physical	transactions
	trading	properties	Corporate	Energy	Vanadium	& other	Total
Six months ended June 30, 2024
Revenues	$57,778	$49,211	$38,743	$-	$-	$(74,986)	$70,746

Operating costs	(52,065)	(67,945)	(37,563)	-	-	71,487	(86,086)
Professional, consulting and management fees	(556)	(938)	(3,254)	(1,931)	(307)	(2) [1]	(6,988)
Foreign exchange loss	(43)	(4,933)	(25)	(17)	(25)	-	(5,043)
Other general and administrative expenses	(315)	(1,557)	(1,218)	(1,777)	(90)	(323) [1]	(5,280)
Share-based payments	-	-	(408)	-	-	-	(408)
Finance costs	(18)	(4,546)	61	(24)	(43)	(47) [1]	(4,617)
Interest income	16	695	452	-	13	-	1,176
Technology start-up costs	-	-	-	(1,414)	-	-	(1,414)
Write down of vanadium assets	-	-	-	-	(215)	-	(215)
Exploration and evaluation costs	-	(1,895)	-	-	-	(4) [2]	(1,899)
	(52,981)	(81,119)	(41,955)	(5,163)	(667)	71,111	(110,774)
Net income (loss) before tax	4,797	(31,908)	(3,212)	(5,163)	(667)	(3,875)	(40,028)
Income tax recovery (expense)	(46)	2,914	-	-	-	-	2,868
Deferred income tax recovery (expense)	-	10,029	(358)	-	-	-	9,671
Net income (loss)	$4,751	$(18,965)	$(3,570)	$(5,163)	$(667)	$(3,875)	$(27,489)
Revenues (after inter-segment eliminations)	57,778	12,368	600	-	-	-	70,746

1. Amounts relating to Largo Titânio Ltda. and Largo Tech Ltda., which are not part of an operating segment.

2. Amount relating to E&E properties.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2024 and 2023	16
--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

						Inter-
					Largo	segment
	Sales &	Mine		Clean	Physical	transactions
	trading	properties	Corporate	Energy	Vanadium	& other	Total
Six months ended June 30, 2023
Revenues	$94,244	$82,522	$74,508	$-	$-	$(140,743)	$110,531
Operating costs	(98,733)	(71,141)	(72,148)	-	-	153,062	(88,960)
Professional, consulting and management fees	(902)	(1,468)	(3,684)	(4,846)	(463)	-	(11,363)
Foreign exchange gain (loss)	63	(201)	(294)	(22)	54	-	(400)
Other general and administrative expenses	(625)	(973)	(2,096)	(2,685)	51	(278) [1]	(6,606)
Share-based payments	-	-	929	-	-	-	929
Finance costs	(19)	(3,059)	(7)	(32)	(287)	(3) [1]	(3,407)
Interest income	2	658	532	-	-	-	1,192
Technology start-up costs	-	-	-	(4,307)	-	(1) [1]	(4,308)
Exploration and evaluation costs	-	(862)	-	-	-	(678) [2]	(1,540)
	(100,214)	(77,046)	(76,768)	(11,892)	(645)	152,102	(114,463)
Net income (loss) before tax	(5,970)	5,476	(2,260)	(11,892)	(645)	11,359	(3,932)
Income tax expense	(38)	-	-	-	-	-	(38)
Deferred income tax (expense) recovery	80	(2,731)	(552)	-	-	-	(3,203)
Net income (loss)	$(5,928)	$2,745	$(2,812)	$(11,892)	$(645)	$11,359	$(7,173)
Revenues (after inter-segment eliminations)	$92,578	$16,049	$1,904	$-	$-	$-	$110,531

1. Amounts relating to Largo Titânio Ltda. and Largo Tech Ltda., which are not part of an operating segment.

2. Amount relating to E&E properties.

17) Commitments and contingencies

At June 30, 2024, the Company was party to certain management and consulting contracts. Minimum commitments under the agreements are approximately $1,687 and all payable within one year. These contracts also require that additional payments of up to approximately $2,391 be made upon the occurrence of certain events such as change of control. As the triggering event has not occurred, the contingent payments have not been reflected in these consolidated financial statements.

In 2021, the Company signed a 10-year exclusive off-take agreement with a third party for the purchase of all standard and high purity grade vanadium products they produce. The first delivery occurred in December 2023 and the Company is committed to the purchase of 360 tonnes of V2O5 they produce in 2024, with the Company having a right of first refusal over additional amounts.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2024 and 2023	17
--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

The Company's Largo Clean Energy business is required to pay a royalty of $120 per kilowatt capacity of a licensed product until such time as the licensed patents expire or are abandoned, and $60 per kilowatt thereafter. Refer to note 8 for details of the royalties payable at the Maracás Menchen Mine.

The Company is committed to a minimum amount of rental payments under five leases of office space which expire between September 30, 2024 and May 1, 2027. Minimum rental commitments remaining under the leases are approximately $158, including $94 due within one year.

At the Company's Maracás Menchen Mine and at Largo Clean Energy, the Company has entered into purchase order contracts with remaining amounts due related to goods not received or services not rendered as of June 30, 2024 of $6,174.

The Company, through its subsidiaries, is party to legal proceedings in the ordinary course of its operations related to legally binding agreements with various third parties under supply contracts and consulting agreements. During the year ended December 31, 2022, the Company received a ruling regarding one such proceeding in Brazil. This relates to a supply agreement for the Maracás Menchen Mine which was filed with the courts in October 2014. The ruling requires the Company to pay amounts due, plus interest and legal fees. At June 30, 2024, the Company recognized a provision of R$32,763 ($5,894) in the current portion of provisions (December 31, 2023 - $6,012). The Company is awaiting a further ruling from a higher court in Brazil regarding interest and other payment terms. At June 30, 2024, the Company recognized a total provision of $6,327 for legal proceedings (December 31, 2023 - $6,447), including a provision of $433 (December 31, 2023 - $435) for labour matters.

The outcome of these proceedings remains dependent on the final judgment. Management does not expect the outcome of any of the remaining proceedings to have a materially adverse effect on the results of the Company's financial position or results of operations.

18) Financial instruments

Financial assets and financial liabilities at June 30, 2024 and December 31, 2023 were as follows:

	June 30,	December 31,
	2024	2023
Cash	$35,811	$42,714
Restricted cash	712	712
Trade and other receivables	11,534	19,108
Accounts payable and accrued liabilities (including non-current)	28,842	32,163
Total debt	84,727	75,000

Restricted cash refers to cash amounts the Company was required to place on deposit. Refer to the liquidity risk discussion below regarding liabilities.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below. There have been no changes in the risks, objectives, policies and procedures from the previous year.

a) Fair value

IFRS requires that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made based on relevant market information and information about the financial instrument.

These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2024 and 2023	18
--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

• Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly such as those derived from prices.

• Level 3 inputs are unobservable inputs for the asset or liability.

The carrying amounts for trade receivables, amounts receivable and accounts payable and accrued liabilities in the unaudited condensed interim consolidated statements of financial position approximate fair values because of the limited term of these instruments. Cash and restricted cash are classified as FVTPL and included in level 1. The debt facilities were secured at interest rates consistent with the rates seen at June 30, 2024, and without any debt issuance costs and thus the carrying amount of debt approximates fair value.

There have been no changes in the classification of financial instruments in the fair value hierarchy since December 31, 2023. The Company does not have any financial instruments measured using Level 3 inputs. The Company does not offset financial assets with financial liabilities and there were no transfers between Level 1 and Level 2 input financial instruments.

b) Credit risk

The Company's maximum amount of credit risk is attributable to cash, restricted cash and amounts receivable.

The Company minimizes its credit risk with respect to cash by placing its funds on deposit with the highest rated banks in Canada, Ireland, the U.S. and Brazil. Financial instruments included in amounts receivable consist primarily of receivables from unrelated companies. Sales to customers outside of Brazil are protected either by the Company's credit insurance policies, which establishes credit limits for each customer, or by the Company requiring letters of credit or up-front payment prior to delivery occurring.

Of the total trade receivables balance of $11,498, $3,079 relates to customers in Brazil, which are not covered by the Company's credit insurance policies. The ratings for these companies range from AA to AAA. The Company applies the IFRS 9 simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for all trade receivables.

To measure expected credit losses, trade receivables are grouped based on risk characteristics and due dates. At June 30, 2024, no amounts are past due and in the six months ended June 30, 2024, the Company has not experienced any credit losses. At June 30, 2024, the loss allowance for trade receivables was determined to be $nil (December 31, 2023 - $nil). There have been no write offs of trade receivables.

c) Liquidity risk

The following table details the Company's expected remaining contractual cash flow requirements at June 30, 2024 for its financial liabilities with agreed repayment periods.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2024 and 2023	19
--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Less than	6 months
	6 months	to 1 year	1 to 3 years	Over 3 years
Accounts payable and accrued
liabilities (note 9)	$28,212	$-	$630	$-
Debt (note 10)	9,727	3,750	71,250	-
Purchase commitments	7,065	891	52	12
Total	$45,004	$4,641	$71,932	$12

The Company's principal sources of liquidity are its cash flows from operating activities and cash of $35,811 (December 31, 2023 - $42,714). Refer to note 17 for other commitments and contingencies.

d) Market risk

Interest rate risk

The Company's interest rate exposure is limited to that portion of its debt that is subject to floating interest rates. At June 30, 2024, the Company had no debt that is subject to floating interest rates and does not have any exposure to floating interest rates.

Foreign currency risk

At June 30, 2024, the Company's outstanding debt is 100% denominated in U.S. dollars (December 31, 2023 - 100% U.S. dollar denominated).

The impact of fluctuations in foreign currency on cash and debt relates primarily to fluctuations between the U.S. dollar, the Canadian dollar, the Brazilian real and the Euro. At June 30, 2024, the Company's U.S. dollar functional currency entities had cash denominated in Canadian dollars and Euros, and the Company's Brazilian real functional currency entities had cash and debt denominated in U.S. dollars.

A 5% change in the value of the Canadian dollar and the Euro relative to the U.S. dollar would affect the value of these cash balances at June 30, 2024 by approximately $67. A 5% change in the value of the Brazilian real relative to the U.S. dollar would affect the value of Brazilian real cash balances by approximately $3.

Price risk

The Company does not have any financial instruments with significant exposure to price risk.

19) Revenues

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2024	2023	2024	2023
V2O5 revenues
Produced products	$12,733	$30,558	$34,291	$65,084
Purchased products	-	2,937	988	5,465
	12,733	33,495	35,279	70,549
V2O3 revenues
Produced products	$735	$2,358	$6,938	$3,841
Purchased products	-	-	-	1,155
	735	2,358	6,938	4,996

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2024 and 2023	20
--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2024	2023	2024	2023
FeV revenues
Produced products	$10,910	$17,230	$23,159	$34,658
Purchased products	1,832	27	2,952	328
	12,742	17,257	26,111	34,986
Vanadium sales from contracts with customers	$26,210	$53,110	$68,328	$110,531
Ilmenite sales from contracts with customers	2,349	-	2,418	-
	$28,559	$53,110	$70,746	$110,531

In the three and six months ended June 30, 2024, the Company's revenues were from transactions with multiple customers, including two customers who each represented more than 10% of revenues. Total revenues with each of these two customers were $12,360 (included in the Sales & trading segment) and $7,198 (included across both the Sales & trading and Mine properties segments) in the six months ended June 30, 2024.

The Company's V2O3 revenues were predominantly from transactions with one customer, with V2O5 revenues including four customers who each represented more than 10% of V2O5 revenues and FeV revenues including three customers who each represented more than 10% of FeV revenues.

In the three and six months ended June 30, 2023, the Company's revenues include transactions with two customers who each represented more than 10% of revenues. Total revenues with each of these two customers were $31,910 (included in the Sales & trading segment) and $15,506 (included across both the Sales & trading and Mine properties segments) in the six months ended June 30, 2023.

20) Expenses

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2024	2023	2024	2023
Operating costs:
Direct mine and production costs	$15,073	$24,976	$45,012	$53,395
Conversion costs	2,018	2,220	4,041	4,138
Product acquisition costs	1,310	3,753	3,360	7,931
Royalties	1,814	2,450	3,487	4,895
Distribution costs	1,724	2,525	3,542	3,972
Inventory write-down (note 5)	7,600	683	11,680	683
Depreciation and amortization	5,396	6,202	13,473	13,453
Iron ore costs	402	220	402	493
Ilmenite costs	1,042	-	1,089	-
	$36,379	$43,029	$86,086	$88,960

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2024 and 2023	21
--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2024	2023	2024	2023
Finance costs:
Interest expense and fees	$2,719	$1,674	$4,436	$3,025
Interest on lease liabilities	9	14	20	28
Accretion	77	68	161	129
Write-down of vanadium assets	-	225	$-	225
	$2,805	$1,981	$4,617	$3,407

21) Subsequent events

On July 5, 2024, the Company signed an additional inventory financing agreement for up to $10,000. Refer to note 10.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2024 and 2023	22
--The accompanying notes form an integral part of the consolidated financial statements--